11023052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/2010 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S. G. Long & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 West Front Street, Suite 302
(No. and Street)

Missoula, MT 59802
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott G. Long 406-721-0999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800 (Address) Spokane, (City) WA (State) 99201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Susan E. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S. G. Long & Company, as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELAINE A LAPOINTE-VETTER
NOTARY PUBLIC for the State of Montana
Residing at Lolo, MT
My Commission Expires February 26, 2014
NOTARIAL SEAL
STATE OF MONTANA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S.G. LONG & COMPANY
(A WHOLLY OWNED SUBSIDIARY OF S.G. LONG FINANCIAL SERVICE CORP.)

REPORT OF INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS

JUNE 30, 2011

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1937. A statement of financial condition and supplemental report on internal control, bound separately, has been filed with the Securities and Exchange commission simultaneously herewith as Public Document.

TABLE OF CONTENTS

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT AUDITORS

Board of Directors
S.G. Long & Company
Missoula, Montana

We have audited the accompanying statement of financial condition of S.G. Long & Company (a wholly owned subsidiary of S.G. Long Financial Service Corp.) (the Company) as of June 30, 2011, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.G. Long & Company at June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
August 25, 2011

S.G. LONG & COMPANY
STATEMENT OF FINANCIAL CONDITION

ASSETS

		June 30, 2011
Cash and cash equivalents	$	77,275
Receivables		
Clearing organizations		45,916
Other		10,684
Prepaid expenses		12,064
		145,939
FURNITURE AND EQUIPMENT, at cost		
Less accumulated depreciation of $68,409		34,213
DEPOSITS		50,351
TOTAL ASSETS	$	230,503

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	10,475
Accrued expenses		51,413
		61,888
STOCKHOLDER'S EQUITY		
Common stock, no stated value; 50,000 shares authorized; 31,367 shares issued and outstanding		87,648
Additional paid-in capital		55,000
Retained earnings		25,967
		168,615
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	230,503

See accompanying notes.

	Year Ended June 30, 2011
Revenues:	
Commissions and trails	$ 653,744
Managed accounts fees	120,683
Outside fees	174,465
	948,892
Expenses:	
Commissions and trails payout	223,767
Managed and outside fees payouts	200,905
Office salaries	119,477
Broker expenses and charges	104,102
Rent	78,541
Payroll taxes	40,609
Insurance	32,234
Computer and stock quotes	31,564
Professional fees	30,521
Executive salaries	24,250
Retirement plan contribution	24,083
Taxes and licenses	17,414
Office supplies and postage	15,177
Telephone	12,664
Depreciation	10,590
Dues and subscriptions	8,907
Utilities	7,682
Employee benefits	6,310
Training	5,533
Advertising	5,032
Travel and entertainment	4,632
Legal	3,688
Contributions	3,349
Cleaning	3,034
Other expenses	3,944
	1,018,009
Loss from operations	(69,117)
Other income:	
Administrative services, affiliate	82,971
Rebates	5,856
Investment income	429
Other	1,569
	90,825
Income before income tax	21,708
Income tax expense, current	50
NET INCOME	$ 21,658

S.G. LONG & COMPANY
STATEMENT OF STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, beginning of year	31,367	$ 87,648	$ 55,000	$ 4,309	$ 146,957
Net income	-	-	-	21,658	21,658
Balance, end of year	31,367	$ 87,648	$ 55,000	$ 25,967	$ 168,615

See accompanying notes.

		Year Ended June 30, 2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	21,658
Adjustments to reconcile net income to net cash and cash equivalents from operating activities:		
Depreciation		10,590
Loss on disposal of furniture and equipment		685
Change in assets and liabilities		
Receivables		(365)
Prepaid expenses		(2,005)
Accounts payable and accrued liabilities		6,873
Net cash provided by operating activities		37,436
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment		(4,698)
Net cash used by investing activities		(4,698)
NET CHANGE IN CASH AND CASH EQUIVALENTS		32,738
Cash and cash equivalents, beginning of year		44,537
Cash and cash equivalents, end of year	$	77,275

Note 1 - Summary of Significant Accounting Policies

Operations:

S.G. Long & Company (the Company) is an independent brokerage firm operating in Missoula, Montana, with representatives registered in various states. The Company operates as an introducing broker and is a registered investment advisor. The Company is registered as an insurance agency in the state of Montana for sales of life insurance and annuity products. Effective February 1, 2006, the Company became a wholly-owned subsidiary of S.G. Long Financial Service Corp. These financial statements reflect the statement of financial condition and results of operations of S.G. Long & Company, and accordingly, do not include the accounts of its parent S.G. Long Financial Service Corp. or its affiliate S.G.L. Investment Advisors. Inc. The holding company, S.G. Long Financial Service Corp., and its wholly-owned subsidiary, S.G.L. Investment Advisors, Inc., were organized and incorporated effective January 1, 2006. Intercompany accounts with these related corporations have not been eliminated in the accompanying financial statements.

Cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Receivables:

Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Investments:

Marketable securities consisting primarily of money market accounts are valued at fair value and reported as a cash equivalent.

Revenue recognition:

Securities transactions and related revenue and expenses are recorded on a trade date basis.

Property, plant, and equipment:

Property, plant, and equipment are stated at cost. Depreciation and amortization is provided using the straight-line method over estimated useful lives of four to ten years for furniture, fixtures, and equipment. Repair and maintenance costs are expensed as incurred and betterments are capitalized. Depreciation and amortization expense totaled $10,590 in 2011.

Advertising:

The Company expenses the costs of advertising as incurred. Total advertising expense was $5,032 for the year ended June 30, 2011.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income taxes:
Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities, which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date. The aforementioned income tax effects reflect application of current guidance under accounting standards generally accepted in the United States of America and tax regulations to Company balances. The Company files a consolidated return with its parent corporation, S.G. Long Financial Service Corp., and the parent corporation will allocate tax effects to the Company based on the Company's financial statement estimates.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions on July 1, 2009, which had no financial statement impact to the Company. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 6 for additional details.

Deposits:
The Company has an agreement with RBC Correspondent Services (RBC), a division of RBC Capital Markets, whereby RBC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $50,000 held at RBC as of June 30, 2011.

Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Subsequent events:
The Company has evaluated subsequent events through August 25, 2011, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 2 - Cash and Cash Equivalents

At June 30, 2011, the Company's cash and cash equivalents consisted of:

Bank accounts	$	58,475
Petty cash		100
Money market accounts		18,700
	$	77,275

Note 3 - Related Party Transactions

The Company provides administrative services to its affiliate, S.G.L. Investment Advisors, Inc. During 2011, $82,971 was recorded in other income for these services.

At June 30, 2011, the Company had a payable recorded of $7,585 due to its parent, S.G. Long Financial Service Corp., comprised of administrative services.

Note 4 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-l), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company has approval from the NASD to reduce its net capital requirement from $100,000 to $50,000. At June 30, 2011, the Company had net capital of $121,203, which was $71,203 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.51 to 1.

Note 5 - Commitments and Contingencies

The Company rents office space under a lease agreement that terminates in June 2012. The lease agreement contains provisions for a two-year extension option. Pursuant to the terms of noncancelable lease agreements in effect at June 30, 2011, future minimum rent commitments is as follows:

Year Ended June 30,		
2012	$	67,986
TOTAL MINIMUM PAYMENTS REQUIRED	$	67,986

Note 6 - Income Taxes

The Company has deferred income tax assets of $1,965 that relate to timing differences between book and tax deductions for the Company. Since the Company's taxable income is reported in the consolidated tax return of its parent, S.G. Long Financial Service Corp., the realization of the deferred income tax assets depends on consolidated taxable income in future periods. A 100% valuation allowance has been established since consolidated taxable income in future periods is not reasonably assured, and accordingly, the deferred income taxes are not reported on the Company's statement of financial condition.

The Company files income tax returns in the U.S. Federal and Montana State jurisdictions. The Company is no longer subject to tax examinations by the U.S. and state tax authorities for years before 2007. The Company does not have any uncertain tax positions. As of June 30, 2011, there is no accrued interest or penalties recorded in the financial statements.

Note 7 - Retirement Plan

The Company sponsors a 401(k) plan (the Plan) covering employees over the age of 18 years with a minimum of one year of service, as defined in the Plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the Plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the Plan. Such Company discretionary contributions vest ratably over six years. In 2011, there were no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the Plan totaled $24,083 in 2011.

S.G. LONG & COMPANY
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

	June 30, 2011
Total stockholder's equity	$ 168,615
Deduct equity not allowable for net capital	-
Total equity qualified for net capital	168,615
Nonallowable assets:	
Petty cash	100
Nonallowable receivables	684
Prepaid expenses	12,064
Deposits	351
Furniture and equipment, net	34,213
	47,412
Net capital before deductions	121,203
Deductions on securities:	
Trading and investment securities	-
NET CAPITAL	$ 121,203
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 4,126
Minimum dollar requirements	$ 50,000
Net capital	121,203
Excess net capital (net capital less minimum dollar requirement)	$ 71,203
Excess net capital at 1,000%	$ 65,014
Total aggregate indebtedness liability per statement of financial condition	$ 61,888
Ratio of aggregate indebtedness to net capital	51%

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Stockholder's equity - as reported in FOCUS Report	$	168,615
Adjustments, none to report		-
STOCKHOLDER'S EQUITY, per audited financial statements	$	168,615
NET CAPITAL		
Net capital as reported in FOCUS Report	$	121,203
Adjustments, none to report		-
NET CAPITAL, per audited financial statements	$	121,203

S.G. LONG & COMPANY
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

S.G. Long & Company is exempt from Securities and Exchange Commission Rule 15c3-3 under subsection (k)(2)(ii).

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
S.G. Long & Company
Missoula, Montana

In planning and performing our audit of the financial statements of S.G. Long & Company (the Company) for the year ended June 30, 2011, we considered its internal control, including control activities for safeguarding activities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be presented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first three paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
August 25, 2011